

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

June 13, 2017

Bradley J. Dickerson
Chief Financial Officer
Blue Apron Holdings, Inc.
5 Crosby Street
New York, New York 10013

Re: Blue Apron Holdings, Inc.
Registration Statement on Form S-1
Filed June 1, 2017
File No. 333-218425

Dear Mr. Dickerson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Marketing Efficiency, page 62

1. We note your statement at the bottom of page 63 that compares average Cumulative Net Revenue per Customer in the six-month period following acquisition of such Customers to your Cost per Customer. Please highlight that such a comparison does not include the variable costs of producing such revenues. Please also provide some measure of the efficiency of marketing expenses relative to the marginal net revenue produced by such expenditures such that a reader can evaluate the net contribution to net cash flows that marketing expenditures provide.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ta Tanisha Meadows, Staff Accountant, at 202-551-3322 or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney at 202-551-3797, or me at 202-551-3720 with any other questions.

Sincerely,

Jim Allegretto for

Mara L. Ransom
Assistant Director

cc: Benjamin C. Singer, Esq.
Mark G. Borden, Esq., Wilmer Cutler Pickering Hale and Dorr LLP
David A. Westenberg, Esq., Wilmer Cutler Pickering Hale and Dorr LLP